NWT URANIUM CORP.

(AN EXPLORATION STAGE COMPANY)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim consolidated financial statements of NWT Uranium Corp. (an exploration stage company) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the December 31, 2009 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Notice to Reader

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the unaudited interim consolidated financial statements, they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Balance Sheets
(Unaudited - Expressed in Canadian Dollars)

	September 30,	December 31,
	2010	2009

Assets

Current
Cash	$22,557,243	$5,360,698
Amounts receivable and prepaid expenses	101,185	488,091
Income taxes recoverable	-	1,453,751
Current portion of loan receivable (Note 8)	10,341	10,050

	22,668,769	7,312,590
Loan receivable (Note 8)	192,983	196,079
Fixed assets (Note 9)	63,672	19,497
Other investments (Note 5)	1,824,000	1,987,500
Investment in Niger Uranium Limited (Note 6)	3,070,093	20,742,448
Investment in Kalahari Minerals Plc. (Note 7)	4,268,223	-

	$32,087,740	$30,258,114

Liabilities and Shareholders' Equity

Current
Accounts payable and accrued liabilities (Note 14)	$162,429	$139,116
Income taxes payable	1,105,249	-

	1,267,678	139,116

Shareholders' equity (statement and Note 10)	30,820,062	30,118,998

	$32,087,740	$30,258,114

NATURE OF OPERATIONS (Note 1)
SUBSEQUENT EVENT (Note 15)

APPROVED ON BEHALF OF THE BOARD:

Signed "John Lynch" , Director	Signed "David Subotic" , Director

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended		Cumulative
	September 30,		September 30,		from
	2010	2009	2010	2009	Inception

Expenses
Management and administrative services (Note 14)	$16,192	$100,593	$1,069,338	$300,013	$3,576,507
Stock based compensation expense	-	164,041	-	466,945	3,338,800
Investor relations and promotion	12,691	4,468	16,973	18,100	1,288,807
Professional fees	195,077	97,144	454,670	213,422	2,578,429
Office and administration	91,687	79,324	260,171	216,789	1,268,010
Travel expenses	34,153	64,358	132,025	240,109	891,948
Shareholders information	878	1,980	49,025	69,992	514,021
Regulatory fees	1,988	5,844	10,265	17,082	285,832
Amortization	2,749	(62,581)	7,786	8,799	349,133
Government fees and taxes	-	-	-	-	34,874
Foreign exchange (gain) loss	(257,485)	78,185	(1,140,468)	112,092	(960,370)

	97,930	533,356	859,785	1,663,343	13,165,991

Net loss for the period before the following:	(97,930)	(533,356)	(859,785)	(1,663,343)	(13,165,991)
Dividend income (Notes 6 and 7)	-	-	21,983,532	-	21,983,532
Interest income	31,814	5,420	45,503	5,420	54,473
Gain on disposition of Irhazer and In Gall Projects, Niger	-	-	-	-	19,260,008
Loss on disposition of Daniel Lake and North Rae Uranium Projects	-	(1,192,250)	-	(1,192,250)	(1,192,250)
Loss on sale of investment in Niger Uranium Limited	-	-	(49,791)	-	(49,791)
Gain on sale of investment in Kalahari Minerals Plc. (Note 7)	-	-	500,033	-	500,033
Loss on disposition of fixed assets	-	(152,508)	-	(152,508)	(168,917)
Exploration properties and deferred exploration expenditures written-off	-	(2,251,185)	-	(2,251,185)	(4,676,122)
Strategic Alliance fee	-	(146,196)	-	(438,588)	(1,193,934)

Net (loss) income for the period before provision for (recovery of) corporate taxes:	(66,116)	(4,270,075)	21,619,492	(5,692,454)	21,351,041

Provision for (recovery of) corporate taxes:
Current income taxes	-	-	3,000,000	-	4,860,044
Future income taxes	(2,814)	-	442,138	-	(496,932)

	(2,814)	-	3,442,138	-	4,363,112

Net (loss) income for the period	$(63,302)	$(4,270,075)	$18,177,354	$(5,692,454)	$16,987,929

Earnings (loss) per share - basic (Note 12)	$(0.00)	$(0.03)	$0.14	$(0.05)
Earnings (loss) per share - diluted (Note 12)	$(0.00)	$(0.03)	$0.14	$(0.05)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended		Cumulative
	September 30,		September 30,		from
	2010	2009	2010	2009	Inception

Balance at beginning of period	$17,051,231	$2,176,079	$(1,189,425)	$3,598,458	$-

Net (loss) income for the period	(63,302)	(4,270,075)	18,177,354	(5,692,454)	16,987,929

Balance at end of period	$16,987,929	$(2,093,996)	$16,987,929	$(2,093,996)	$16,987,929

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Comprehensive Income
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended		Cumulative
	September 30,		September 30,		from
	2010	2009	2010	2009	Inception

Net (loss) income for the period	$(63,302)	$(4,270,075)	$18,177,354	$(5,692,454)	$16,987,929
Other comprehensive (loss) income:
Net unrealized gain (loss) on available-for-sale investments, net of tax	101,791	4,876,289	(17,504,561)	13,800,989	(13,829,461)
Reclassification of realized gain on available-for-sale investments to income	-	-	28,271	-	28,271

Net comprehensive income for the period	$38,489	$606,214	$701,064	$8,108,535	$3,186,739

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended		Cumulative
	September 30,		September 30,		from
	2010	2009	2010	2009	Inception

Cash provided by (used in)
OPERATING ACTIVITIES
Net (loss) income for the period	$(63,302)	$(4,270,075)	$18,177,354	$(5,692,454)	$16,987,929
Stock based compensation expense	-	164,041	-	466,945	3,338,800
Future income taxes	(2,814)	-	442,138	-	(496,932)
Shares received in lieu of dividend income	-	-	(9,823,064)	-	(9,823,064)
Interest income received and capitalized	-	-	-	18,526	1,460,096
Gain on disposition of Irhazer and In Gall Projects, Niger	-	-	-	-	(19,260,008)
Loss on disposition of Daniel Lake and North Rae Uranium Projects	-	1,192,250	-	1,192,250	1,192,250
Loss on disposition of fixed assets	-	152,508	-	152,508	168,917
Loss on sale of investment in Niger Uranium Limited	-	-	49,791	-	49,791
Gain on sale of investment in Kalahari Minerals Plc.	-	-	(500,033)	-	(500,033)
Interest income accrued	(451)	-	(1,486)	-	(1,486)
Amortization	2,749	(62,581)	7,786	8,799	349,133
Exploration properties and deferred exploration expenditures written-off	-	2,251,185	-	2,251,185	4,676,122
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	216,642	161,801	386,906	1,223,119	1,597,877
Accounts payable and accrued liabilities	(68,911)	(37,231)	23,313	(175,927)	(86,213)
Income taxes recoverable (payable)	-	-	2,559,000	-	1,105,249

	83,913	(448,102)	11,321,705	(555,049)	758,428

FINANCING ACTIVITIES
Issue of common shares, net of issue costs	-	-	-	-	21,541,385
Exercise of warrants	-	-	-	-	1,240,214
Exercise of options	-	-	-	-	935,361

	$-	$-	$-	$-	$23,716,960

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Cash Flows (Continued)
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended		Cumulative
	September 30,		September 30,		from
	2010	2009	2010	2009	Inception
INVESTING ACTIVITIES
Loan receivable	$-	$(215,753)	$-	$(215,753)	$(206,129)
Fixed asset purchases	(6,334)	-	(51,961)	-	(1,123,931)
Proceeds from sale of fixed assets	-	-	-	-	287,447
Interest in exploration properties and deferred exploration	-	(47,594)	-	(243,894)	(10,059,707)
Redemption of short-term investment	-	-	-	52,724	230,708
Purchase of other investments	-	(450,000)	-	(450,000)	(450,000)
Purchase of investment in Niger Uranium Limited	-	-	(77,071)	(717,184)	(1,400,405)
Proceeds from sale of investment in Niger Uranium Limited	-	-	58,339	-	58,339
Proceeds from sale of investment in Kalahari Minerals Plc.	-	-	5,941,242	-	5,941,242
Cash proceeds from disposition of Irhazer and In Gall Projects, Niger	-	-	-	-	4,800,000

	(6,334)	(713,347)	5,870,549	(1,574,107)	(1,922,436)

Change in cash	77,579	(1,161,449)	17,192,254	(2,129,156)	22,552,952
Foreign exchange effect	94,912	-	4,291	-	4,291
Cash, beginning of period	22,384,752	6,466,795	5,360,698	7,434,502	-

Cash, end of period	$22,557,243	$5,305,346	$22,557,243	$5,305,346	$22,557,243

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Shareholders' Equity
(Unaudited - Expressed in Canadian Dollars)

			Accumulated	Accumulated
			Other	Retained
	Common	Contributed	Comprehensive	Earnings
	Shares	Surplus	(Loss) Income	(Deficit)	Total

Balance, December 31, 2008	$20,633,843	$6,532,535	$(13,480,729)	$3,598,458	$17,284,107
Stock based compensation	-	466,945	-	-	466,945
Net unrealized gain on available-for-sale long-term investments	-	-	13,800,989	-	13,800,989
Loss for the period	-	-	-	(5,692,454)	(5,692,454)

Balance, September 30, 2009	$20,633,843	$6,999,480	$320,260	$(2,093,996)	$25,859,587

Net unrealized gain on available-for-sale long-term investments	-	-	3,354,840	-	3,354,840
Income for the period	-	-	-	904,571	904,571

Balance, December 31, 2009	$20,633,843	$6,999,480	$3,675,100	$(1,189,425)	$30,118,998
Reclassification of realized gain on available-for-sale investments to income	-	-	28,271	-	28,271
Net unrealized loss on available-for-sale long-term investments	-	-	(17,504,561)	-	(17,504,561)
Income for the period	-	-	-	18,177,354	18,177,354

Balance, September 30, 2010	$20,633,843	$6,999,480	$(13,801,190)	$16,987,929	$30,820,062

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars)

1.        NATURE OF OPERATIONS

NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) (the "Company" or "NWT") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the development stage as defined by the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11 "Enterprises in the Development Stage", is engaged in the acquisition, exploration and development of mineral resource properties with a focus on uranium. As of December 31, 2009, the Company has disposed of all current property interests, and is in the process of acquiring new properties in Vietnam. The Company is in the process of investigating the potential of properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts of potential properties for acquisition and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

On February 5, 2010, the Company was granted approval to conduct preliminary survey and exploration of the minerals in Cam Quang Tri province in Vietnam, covering an area of approximately 1,500 square kilometres. The Company is completing preliminary exploration on the property to confirm historical resource data. It is anticipated that there are copper, gold, iron ores and other mineral reserves on this property.

On February 11, 2010, the Company incorporated a wholly-owned subsidiary, Niketo Co. Ltd. ("Niketo") under the laws of Cyprus.

As at September 30, 2010, the Company had cash of $22,557,243 (December 31, 2009 - $5,360,698) and working capital of $21,401,091 (December 31, 2009 - $7,173,474). Management of the Company believes that it has sufficient funds to pay its ongoing work commitments, administrative expenses and its liabilities for the ensuing period as they fall due.

2.        ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian GAAP for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2010 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2010.

The consolidated balance sheet at December 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Corporation's annual audited consolidated financial statements for the year ended December 31, 2009, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2009.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars)

2.        ACCOUNTING POLICIES (continued)

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)
In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008, the AcSB confirmed that publicly accountable, profit oriented enterprises will be required to report under IFRS for interim and annual financial statements for periods commencing on or after January 1, 2011. Accordingly, the Company will be required to have prepared, in time for its fiscal 2011 first quarter filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010. This will be an ongoing process as the International Accounting Standards Board and the AcSB continue to issue new standards and recommendations. The Company is in the process of evaluating the potential impact of IFRS on its financial statements. Based on the current guidance provided regulatory bodies, it is anticipated that the Company's financial results and position as disclosed in its current Canadian GAAP financial statements will not differ significantly from that which is required in accordance with IFRS. The Company is currently assessing the impact of the transition to IFRS on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests
|The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace Section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - "Consolidated and Separate Financial Statements". The Company is currently assessing the impact of these new accounting standards.

3.        CAPITAL MANAGEMENT

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising common shares, warrants, contributed surplus and deficit which at September 30, 2010 totaled $30,820,062 (December 31, 2009 - $30,118,998). The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on its gold production activities. Selected information is frequently provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the three and nine months ended September 30, 2010. The Company is not subject to any capital requirements imposed by a regulator or lending institution.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars)

4.        FINANCIAL RISK FACTORS

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign currency risk and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, amounts receivable and loan receivable. Cash is held with reputable financial institutions. Financial instruments included in amounts receivable consist of goods and services tax due from the Federal Government of Canada and deposits held with service providers. Amounts receivable are in good standing as of September 30, 2010. Loan receivable consist of a loan to a consultant of the Company. The loan receivable is in good standing as at September 30, 2010. Management believes that the credit risk concentration with respect to financial instruments included in cash, amounts receivable and loan receivable is minimal.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2010, the Company had a cash balance of $22,557,243 (December 31, 2009 - $5,360,698) to settle current liabilities of $1,267,678 (December 31, 2009 - $139,116). All of the Company's accounts payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

(i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short term guaranteed investment certificates or treasury bills issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

(ii)	Foreign Currency Risk

Foreign currency risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using cash flow forecasting. The Company maintains Mexican Peso, US dollar and UK pound sterling bank accounts. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of uranium, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars)

4.        FINANCIAL RISK FACTORS (continued)

Fair Value
The Company has classified, for accounting purposes, its cash as held-for-trading, which are measured at fair value. Amounts receivable and loan receivable are classified for accounting purposes as loans and receivables, which are measured at amortized cost which is approximately equivalent to fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost which is also approximately equivalent to fair value. The carrying value of loan receivable approximates fair value as the interest rate is representative of the current market loans.

Sensitivity Analysis
Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a nine month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

(i)

The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash and accounts payable and accrued liabilities that are denominated in Mexican Pesos, United States dollars and UK Sterling. As at September 30, 2010, had the Mexican Peso, US dollar and UK Sterling varied by 5% against the Canadian dollar with all other variables held constant, the Company’s reported net income for the nine months ended September 30, 2010 would have varied by approximately $903,300.

(ii)

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of uranium. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of uranium may be produced in the future, a profitable market will exist for them. As of September 30, 2010, the Company was not a producer of uranium. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

(iii)

The Company's long term investment in Niger Uranium Limited, Kalahari Minerals Plc. and other public companies is sensitive to an estimated plus or minus 20% change in equity prices which would affect comprehensive income (loss) by approximately $1,832,500.

The following table illustrates the classification of the Company's financial instruments within the fair value hierarchy as at September 30, 2010:

	Level 1	Level 2	Level 3	Total

Cash	$22,557,243	$-	$-	$22,557,243
Other investments	1,824,000	-	-	1,824,000
Investment in Niger Uranium Limited	3,070,093	-	-	3,070,093
Investment in Kalahari Minerals Plc.	4,268,223	-	-	4,268,223

	$31,719,559	$-	$-	$31,719,559

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars)

5.        OTHER INVESTMENTS

Other investments consist of the following:

	Number of	Fair market
	shares	value

NWM Mining Corporation (1)	7,500,000	$600,000
Azimut Exploration Inc.	1,800,000	1,224,000

Balance, September 30, 2010	9,300,000	$1,824,000

(1)	Includes 7,500,000 warrants which expire 24 months from the date of issuance and are exercisable at $0.08 for the first 12 months and $0.10 for the second 12 months.

6.        INVESTMENT IN NIGER URANIUM LIMITED

As at September 30, 2010, the Company owned 39,818,339 common shares of Niger Uranium Limited ("Niger Uranium") which represents approximately 35% of Niger Uranium's shareholding. On February 19, 2010, the Company sold 33,474,018 of its shares in Niger Uranium to its wholly owned subsidiary, Niketo, at market value as per the London Stock Exchange’s AIM market place on the date of the sale. The Company received all of the outstanding common voting shares of Niketo Co. Ltd. as consideration. The parent company has retained 6,344,321 of Niger Uranium's shares.

On March 17, 2010, the Company received dividends in the amount of $12,160,467 (GBP£8,112,670). The parent company received $1,976,932 (GBP£1,284,041) and Niketo received $10,183,535 (GBP£6,828,629) from Niger Uranium.

7.        INVESTMENT IN KALAHARI MINERAL PLC.

On May 7, 2010, the shareholders of Niger Uranium Limited approved a special dividend in specie of Kalahari Minerals Plc. shares (a publicly traded company on the AIM exchange). The Company received 3,837,977 shares in Kalahari Minerals Plc. (valued at $9,823,065 (GBP£6,390,232)). The parent company received 611,511 shares and Niketo received 3,226,466 shares. During the nine months ended September 30, 2010, Niketo sold 2,125,939 of the shares acquired for gross proceeds of $5,941,242, resulting in a gain of $500,033.

On September 30, 2010, the market value was GBP£1,693,854 (CAD$2,743,705) and GBP£941,177 (CAD$1,524,518) for Niketo Co. Ltd. and the parent company, respectively.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars)

8.        LOAN RECEIVABLE

The loan receivable was issued during fiscal 2009 to a consultant of the Company in the amount of US$201,000. This consultant provides consulting services related to the acquisition of properties in Asia, among other things. The loan was provided for temporary housing and office space. As at September 30, 2010, US$197,593 was outstanding.

The terms of the loan are as follows:

-	Interest will be paid annually, prior to the end of the calendar year;
-	The interest rate on the loan will be the same rate as is used to calculate taxable benefits for employees and shareholders per Canada Revenue Agency;
-	The term of the loan is 20 years, renewable at the option of the Company;
-	Minimum annual principal repayment is USD$10,050 (CAD$10,341);
-

Any annual principal repayment amounts in excess of the minimum annual principal repayment amount can be carried forward to reduce the minimum amount of principal repayments required in subsequent years; and

-	The loan is unsecured and can be repaid at any time without penalty.

9.        FIXED ASSETS

			Net Carrying			Net Carrying
			Value			Value
		Accumulated	September 30,		Accumulated	December 31,
	Cost	Amortization	2010	Cost	Amortization	2009

Computer equipment	$38,033	$24,956	$13,077	$35,327	$21,738	$13,589
Furniture and fixtures	11,129	2,312	8,817	3,624	1,792	1,832
Field equipment	41,750	3,131	38,619	-	-	-
Vehicle	9,786	6,627	3,159	9,786	5,710	4,076

	$100,698	$37,026	$63,672	$48,737	$29,240	$19,497

10.      SHARE CAPITAL

a)	Authorized
Unlimited number of common shares

b)	Issued and outstanding

	Number of
	Shares	Amount

Balance, December 31, 2009 and September 30, 2010	126,131,342	$ 20,633,843

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars)

11.      STOCK OPTIONS

The following table represents a continuity of stock options for the nine months ended September 30, 2010:

	Number of	Weighted Average
	Stock Options	Exercise Price

Balance, December 31, 2009 and September 30, 2010	11,800,000	$ 0.16

As at September 30, 2010, the Company had the following stock options outstanding:

		Weighted
		Average	Weighted
		Remaining	Average
Outstanding	Exercisable	Contractual	Exercise	Expiry
Options	Options	Life (years)	Price ($)	Date

200,000	200,000	0.65	0.68	May 25, 2011
100,000	100,000	1.68	0.72	June 4, 2012
200,000	200,000	1.76	1.03	July 4, 2012
100,000	100,000	1.91	0.71	August 28, 2012
4,300,000	4,300,000	2.88	0.15	August 15, 2013
5,200,000	5,200,000	3.38	0.10	February 14, 2014
1,700,000	1,700,000	3.78	0.115	July 9, 2014

11,800,000	11,800,000	3.15	0.16

12.      EARNINGS (LOSS) PER SHARE

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Net (loss) income for the period	$(63,302)	$(4,270,075)	$18,177,354	$(5,692,454)

Earnings (loss) per share
Basic	$(0.00)	$(0.03)	$0.14	$(0.05)
Diluted	$(0.00)	$(0.03)	$0.14	$(0.05)

Weighted average number of shares outstanding - basic	126,131,342	126,131,342	126,131,342	126,131,342
Dilutive effect of stock options	-	-	4,075,376	-

Weighted average number of shares outstanding - diluted	126,131,342	126,131,342	130,206,718	126,131,342

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars)

13.      SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company’s principal operations are the acquisition, exploration and development of mineral properties. As at September 30, 2010, cash of $5,249,317 (December 31, 2009 - $5,340,190) were held in Canadian chartered banks, $17,304,736 (December 31, 2009 - $nil) held in Cyprus and $3,190 (December 31, 2009 - $20,508) held in Mexico. Total assets are held as follows:

September 30, 2010	Canada	Mexico	Africa	Cyprus	Total
Current assets	$5,360,843	$3,190	$-	$17,304,736	$22,668,769
Fixed assets	63,672	-	-	-	63,672
Other assets	2,016,983	-	7,338,316	-	9,355,299
Total assets	$7,441,498	$3,190	$7,338,316	$17,304,736	$32,087,740
Net income allocation for the period	$4,628,680	$6,756	$8,644,338	$4,897,580	$18,177,354

December 31, 2009	Canada	Mexico	Africa	Cyprus	Total
Current assets	$7,292,082	$20,508	$-	$-	$7,312,590
Fixed assets	19,497	-	-	-	19,497
Other assets	2,183,579	-	20,742,448	-	22,926,027
Total assets	$9,495,158	$20,508	$20,742,448	$-	$30,258,114
Net income allocation for the period	$(2,212,647)	$(214,342)	$(2,360,894)	$-	$(4,787,883)

The allocation of net income (loss) for each segment is based on the weighted average of the balance of the assets associated with each segment in the period reported and the ending balance of assets associated with each segment in the period ended 12 months prior.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars)

14.      RELATED PARTY TRANSACTIONS

For the three and nine months ended September 30, 2010, the Company incurred $111,192 and $1,164,338 respectively (three and nine months ended September 30, 2009 - $100,593 and $297,749) for consulting and directors' fees paid to directors and officers of the Company. The entire amount has been expensed in the statements of operations. Included in accounts payable and accrued liabilities at September 30, 2010 is $37,662 (December 31, 2009 - $49,170) owing to these related parties.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

15.      SUBSEQUENT EVENT

On November 24, 2010, 200,000 stock options were exercised for gross proceeds of $30,000.